

東方有色集團有限公司
ONFEM HOLDINGS LIMITED



25th April, 2003



SEC MAIL RECEIVED
MAY 05 2003
WASH. D.C. 180 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

SUPPL

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of the announcement dated 24th April, 2003 in respect of the final results of the Company for the year ended 31st December, 2002.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Company Secretary
Encl.

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

dlw 5/27



ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31 DECEMBER 2002

FINANCIAL HIGHLIGHTS	2002 HK$'000	2001 HK$'000	Percentage change
Turnover	332,168	315,580	5%
Loss attributable to shareholders	136,854	373,734	-63%
Shareholders' funds	499,058	636,119	-22%
Total assets	939,964	1,186,656	-21%
Total liabilities	406,834	514,521	-21%
Loss per share (HK cents)	17.72	48.40	-63%

FINANCIAL RESULTS

The Board of Directors (the "Directors") of ONFEM Holdings Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2002 together with comparative figures in 2001, as follows:

Consolidated Profit and Loss Account

	Note	2002 HK$'000	2001 HK$'000
TURNOVER	2	332,168	315,580
Cost of sales		(318,831)	(297,006)
GROSS PROFIT		13,337	18,574
Other revenues		8,755	26,881
Distribution costs		(4,718)	(3,837)
Administrative expenses		(123,049)	(205,717)
Other operating expenses		(3,835)	(1,823)
Loss on revaluation of investment properties		(27,378)	(36,500)
Gain on partial waiver of certain payables		8,366	—
Provision for impairment in value of non-trading securities		—	(140,047)
Provision for loan to intermediate holding company		—	(23,803)
Provision for bad and doubtful debt — a sundry debtor		—	(20,000)
Reversal of provision for impairment in value of deposit on property		—	12,000
Gain on liquidation of a subsidiary		—	200
OPERATING LOSS	3	(128,522)	(374,072)
Finance costs		(7,703)	(8,731)
LOSS BEFORE TAXATION		(136,225)	(382,803)
Taxation	4	(363)	(13,944)
LOSS AFTER TAXATION		(136,588)	(396,747)
Minority interests		(266)	23,013
LOSS ATTRIBUTABLE TO SHAREHOLDERS		(136,854)	(373,734)
Dividends	5	—	—
Basic loss per share (HK cents)	6	(17.72)	(48.40)

Notes:

1. *BASIS OF PREPARATION*

The accounts of the Group have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). They have been prepared under the historical cost convention except that certain properties and investments in securities are stated at fair value.

In the current year, the Group adopted the following Statements of Standard Accounting Practice ("SSAPs") issued by the HKSA which are effective for accounting periods commencing on or after 1 January 2002:

SSAP 1 (revised) : *Presentation of financial statements*
SSAP 11 (revised) : Foreign currency translation
SSAP 15 (revised) : Cash flow statements
SSAP 34 (revised) : Employee benefits

The adoption of these revised accounting standards did not have material impact to the accounts for the year ended 31 December 2002 except for the reclassifications in the cash flow statement and the presentation of the statement of changes in equity.

2. *TURNOVER AND SEGMENT INFORMATION*

(a) Primary reporting format — business segments

In accordance with the Group's internal financial reporting, the Group has determined that business segments are presented as the primary reporting format. Accordingly, the Group has categorised its businesses into the following segments:

Construction and engineering contracts:	Design and installation of curtain walls and aluminium windows, as well as construction work related to electrical and mechanical *engineering and other contracting businesses.*
Manufacturing and trading:	Manufacturing and trading of oil and chemical products, doors and fire proof materials.
Property leasing:	Leasing of premises to generate rental income and to gain from the appreciation in the properties' values in the long term.
Property development:	Development of residential and commercial properties.
Security investment and trading:	Trading and investment of securities.

Inter-segment sales are charged at prevailing market prices.

For the year ended 31 December 2002

	Construction and engineering contracts HK$'000	Manufacturing and trading HK$'000	Property leasing HK$'000	Property development HK$'000	Security investment and trading HK$'000	Elimination HK$'000	Total HK$'000
REVENUE							
Sale to external customers	250,272	62,591	10,472	7,421	1,412	—	332,168
Inter-segment sales	—	19,516	—	—	—	(19,516)	—
	250,272	82,107	10,472	7,421	1,412	(19,516)	332,168
RESULT							
Segment result	(91,845)	(7,125)	(19,355)	8,674	2,590	—	(107,061)
Unallocated corporate expenses, net							(21,461)
Operating loss							(128,522)
Finance costs							(7,703)
Taxation							(363)
Minority interests							(266)
Loss attributable *to shareholders*							(136,854)

For the year ended 31 December 2001

	Construction and engineering contracts HK$'000	Manufacturing and trading HK$'000	Property leasing HK$'000	Property development HK$'000	Security investment and trading HK$'000	Elimination HK$'000	Total HK$'000
REVENUE							
Sale to external customers	252,014	50,598	12,083	—	885	—	315,580
Inter-segment sales	—	—	—	—	—	—	—
	252,014	50,598	12,083	—	885	—	315,580
RESULT							
Segment result	(160,916)	(6,573)	(41,945)	(126)	(138,367)	—	(347,927)
Unallocated corporate expenses, net							(26,145)
Operating loss							(374,072)
Finance costs							(8,731)
Taxation							(13,944)
Minority interests							23,013
Loss attributable to shareholders							(373,734)

(b) Secondary reporting format — geographical segments

The Group's business is managed on a worldwide basis, but it participates in four principal economic environments. Hong Kong and Macau, and the People's Republic of China (other than Hong Kong and Macau) (the "PRC" or "China") are the major markets for all the Group's businesses, except that a small portion of its income is derived from Australia and other Southeast Asian countries.

The Group's business segments operate in four main geographical areas:

Hong Kong and Macau:	construction and engineering contracts, manufacturing and trading, property leasing and security investment and trading
The PRC:	construction and engineering contracts, manufacturing and trading and property development
Australia:	property development
Southeast Asian countries:	manufacturing and trading

In presenting information on the basis of geographical segments, segment revenues are based on the geographical locations of the customers.

For the year ended 31 December 2002

	Hong Kong and Macau HK$'000	The PRC HK$'000	Australia HK$'000	Southeast Asian countries HK$'000	Total HK$'000
External sales	193,797	130,530	7,421	420	332,168

For the year ended 31 December 2001

	Hong Kong and Macau HK$'000	The PRC HK$'000	Australia HK$'000	Southeast Asian countries HK$'000	Total HK$'000
External sales	142,401	173,179	—	—	315,580

3. OPERATING LOSS

Operating loss is stated after charging/(crediting) the following:

	2002 HK$'000	2001 HK$'000
Gross rental and management fee income from investment properties	(10,472)	(12,083)
Less: Outgoings	1,964	1,823
	(8,508)	(10,260)
Cost of inventories sold	38,743	28,386
Staff cost (excluding directors' emoluments)	57,059	66,054
Impairment loss of fixed assets	9,394	7,543
(Gain)/loss on disposal of fixed assets	(959)	100
Depreciation on		
Owned fixed assets	4,703	6,477
Leased fixed assets	143	103
	4,846	6,580
Less: Amount capitalised in properties under development	(146)	(145)
	4,700	6,435
Provision for irrecoverable bank deposits	4,700	—
Provision for gross amounts due from customers for contract work	347	11,935
Provision for bad and doubtful debts (excluding a sundry debtor)	7,031	47,744
Unrealised gain on revaluation of trading securities	(1,319)	(1,011)

4. TAXATION

No provision for Hong Kong profits tax has been made as the Group had no estimated assessable profit for the year (2001: Nil). Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

	2002 HK$'000	2001 HK$'000
Hong Kong profits tax		
Provision for the year	—	—
(Over-)/under-provision in prior years	(338)	544
Overseas taxation	1,680	13,400
Deferred taxation	(979)	—
	363	13,944

5. DIVIDENDS

The Directors do not recommend the payment of a dividend for the year ended 31 December 2002 (2001: Nil).

6. LOSS PER SHARE

Basic loss per share is calculated based on the consolidated loss attributable to ordinary shareholders of approximately *HK$136,854,000 (2001: HK$373,734,000)* and the weighted average number of 772,181,783 shares (2001: 772,181,783 shares) in issue during the year.

No diluted loss per share is presented as there were no dilutive potential shares in existence during the year.

MANAGEMENT DISCUSSION AND ANALYSIS

RESULTS

The Group recorded a consolidated turnover of approximately HK$332,168,000 for the year ended 31 December 2002, an increase of 5% as compared to last year. Operating loss for the year was approximately HK$128,522,000, a decline of 66% as compared with HK$374,072,000 last year, while loss attributable to shareholders was approximately HK$136,854,000, a decline of 63% as compared with last year.

During the year, the Group concentrated on the reform and consolidation of existing business and no investment project was initiated. However, due to the success of restructuring measures, all subsidiaries were able to lower their operation costs effectively, which in turn improved the operational efficiency of the Group as a whole. As a result, its turnover recorded a rise as compared with last year.

BUSINESS REVIEW

The Group's businesses in year 2002 were marked with managerial problems in certain subsidiaries and a summary of their performance is as follows:

(1) Manufacturing and Trading

Industrial Lubricant Products

Jaeger Oil & Chemical Holdings Limited and its subsidiaries ("Jaeger Group")

Jaeger Group recorded a total turnover of approximately HK$52 million in 2002, an increase of 21% as compared to HK$43 million of last year.

Jaeger Group generated 81% of its turnover from the PRC, 18% from Hong Kong and the balance from countries in Southeast Asia. Turnover from the PRC and Hong Kong recorded an increase of 25% and 3% respectively.

Due to effective measures in cost control and improved operational efficiency, Jaeger Group was able to achieve a turnaround from its 2001's net loss to reporting a small net profit.

In 2002, Jaeger Group had been actively engaged in the expansion of the domestic markets in central, northern and northwestern China, thereby strengthening the distribution networks in Shanghai, Ningbo, Wuxi, Changzhou, Suzhou, Nanjing and northwestern China. New distribution networks were also set up in major industrial cities such as Xian, Lanzhou, Chongqing and Chengdu, in response to the government policy of expediting the development of the western China. In addition, Jaeger Group continued to expand into the Southeast Asian markets, following the appointment of distributors in Singapore and Malaysia in 2001. Its distribution network was further enlarged by establishing new distribution points in Thailand and Vietnam in 2002.

In May 2001, Jaeger Group had successfully reacquired the sole distributorship for Hong Kong and the PRC of the Nichibei's range which is the top range of die-casting products in Japan. Since then, Jaeger Group started to promote the series of Nichibei products actively and during the year under review, recorded a significant sales increase of 93% over 2001.

For the coming year, Jaeger Group's business is expected to experience a steady growth in southern China and Hong Kong markets, which are benefiting from a gradual economic recovery in Europe and the U.S.. Subsequent to China's accession to the World Trade Organisation and as its economy improves, more domestic manufacturers will tend to use higher quality industrial lubricants to improve the quality of their products. Accordingly, the prospects of Jaeger Group should remain positive.

Doors, timber products and e-platform for residual timber material

Enful Holdings Limited and its subsidiaries ("Enful Group")

Segment turnover of manufacturing and trading business of Enful Group in 2002 amounted to approximately HK$29 million, out of which approximately HK$20 million was generated from sales to specialised construction contracting business segment of Enful Group and approximately HK$9 million from external sales, representing an increase of 27% over the external sales of 2001. Not only was Enful Group unable to revert to profitability for year 2002, its net loss had increased when compared to 2001's net loss. The answer is to firmly control its high production costs and high administrative expenses, which were not in alignment with its turnover and further managerial reforms will be aggressively implemented to trim costs so that Enful Group's operations could become profitable.

External sales of this business segment substantially came from the PRC.

As Enful Group was still affected by higher production costs in 2002, the increased turnover did not generate any profit. Nevertheless, there is a market for its product. Doors of different types will become the mainstream products of Enful Group, which will be supplemented by other timber products. By establishing an e-platform for residual timber material, business matching among timber product manufacturers can be facilitated as it assists the timber product manufacturers to solve their problem of handling timber residue. By capitalising on Enful Group's existing market network and gradually transforming from project-orientation to retail-orientation, it is expected that both the profit margin and contribution will be enhanced.

Enful Group secured and completed the wooden and fire proof doors supply and installation project for Shanghai Shi Mao Riviera Garden phase I. Its own brandname of "Bridgman" had been gaining recognition at the higher end market in the PRC.

In view of the rapid growth of turnover recorded in Shanghai and Pearl River delta region in 2002, Enful Group plans to set up several sales outlets of doors under the brandname of "Bridgman" at reputable construction materials supermarkets in 2003. Facilitated by effective supply-chain management and operational mode, Enful Group is determined to make "Bridgman Door" a renowned brand in China over the next few years by means of brand building and product design.

(2) Specialised Construction Contracting

Enful Group

In 2002, Enful Group completed the several construction and environmental protection engineering projects secured since 2000, resulting an increase of 90% in the turnover from specialised construction contracting when compared to 2001. Enful Group recorded a turnover of approximately HK$38 million for 2002, while the value of the contracts on hand amounted to approximately HK$10 million.

Turnover of this specialised construction contracting business segment was significantly generated from Hong Kong.

Enful Group had made various attempts in exploring various construction-related businesses, such as environmental construction materials and projects, to reduce its reliance on its door business. Major acoustic plaster projects completed during the year included West Rail Yuen Long and Long Ping Stations. Apart from focusing on its targeted market, the Enful Group also expanded its market coverage by establishing sales networks in Beijing, Shanghai, Shenzhen and Guangzhou.

Polycrown Engineering (Holdings) Limited and its subsidiaries ("Polycrown Group")

Polycrown Group recorded a total turnover of approximately HK$139 million in 2002, an increase of 50% as compared to HK$93 million of last year. The value of the contracts on hand amounted to approximately HK$75 million.

Polycrown Group derived 12% and 88% of its turnover from the PRC and Hong Kong respectively and whilst there was an increase in turnover, it was still unable to revert to profitability for 2002. Its net loss for 2002 was approximately the same as that of the previous year. In order to achieve profitability, Polycrown Group will have to cut down its high operating costs to increase its profit margin and put a firm grip on managerial control at operational level.

Polycrown Group had progressively completed most of its electrical and mechanical projects in Hong Kong and China. Currently, major projects on hand include Kwai Chung Container Terminal No. 9, the Mei Foo station of the KCRC West Rail, and Chongqing Times Square. Due to the persistent stagnant market condition in Hong Kong, it is expected that the profit margin provided by tendered projects will be lower than before. Although the management of Polycrown Group will pursue stringent cost control measures and accelerate the collection of accounts receivable to ensure a stable operating cashflow, the markets in which Polycrown Group competes will remain competitive and challenging in year 2003.

In respect of environmental protection projects, projects granted in 2002 started to generate returns. Polycrown Group received orders for its solar electric power lighting systems from both the Hong Kong government and the private sector, and its heat pumping systems were adopted by several construction projects in China. The Polycrown Group has therefore, successfully diversified into the market of China.

Condo Group Limited and its subsidiaries ("Condo Group")

Condo Group recorded a total turnover of approximately HK$73 million in 2002, a decline of approximately 47% as compared to HK$139 million of last year. The value of the contracts on hand amounted to approximately HK$112 million.

Condo Group derived 85% and 15% of its turnover from the PRC and Hong Kong respectively and was unable to report profit for 2002. As a result, the Group had taken a critical review on Condo Group's management problem, which attributed to Condo Group's poor performance in 2002.

During the year, Condo Group focused on consolidation and debt restructuring. Going into 2003, certain member companies of Condo Group had begun to undergo proposed voluntary debt restructurings, the completion of which will be subject to a number of factors and approvals. As a result, the Hong Kong curtain wall and window installation operations in 2002 were affected. In China, the Beijing Embassy House had been completed and the revenues generated were able to contribute to Condo Group's turnover. By better control on the collection of accounts receivable and streamlining administrative structure, the loss in 2002 was reduced, when compared to the loss of the previous year.

Following the completion of the roof cladding work for Shanghai Science Land in 2001, Shanghai Jin Qiao Condo Decoration Engineering Co., Ltd. will follow up with other projects supervised by the Shanghai Municipal Government.

Going forward into 2003, Condo Group will try to complete the aforementioned restructurings and provide better managerial control at operating subsidiary level in order to further expand its operations and to consolidate its position in the PRC curtain wall and window installation businesses. These changes should bode well for Condo Group to take advantage of the business opportunities arising from the Beijing Olympics 2008 and the Shanghai World Expo 2010.

(3) Property Development and Management

ONFEM Tower, 29 Wyndham Street, Central

The average occupancy rate of ONFEM Tower stayed over 91% in 2002, and the rental income and the quality of tenants remained satisfactory. It contributed rental income of approximately HK$10 million for the Group. Tenants included international and multinational conglomerates with their respective branch offices in Hong Kong.

In view of the sluggish Hong Kong economy, the forthcoming large supply in commercial spaces and weak demand in commercial property market in Central, the Group had retained an international property management company in good repute during the year to better provide professional building management services and to adopt effective measures to improve leasing and property management in order to enhance the value of the ONFEM Tower.

Haitian Garden, Zhuhai, China

In order to better control this development project, the Group introduced a project manager accountability scheme for the Zhuhai Haitian Garden project by appointing a construction consultant specialist from Hong Kong as a member of the senior management who would be responsible for improving the overall management of this development project.

The substructure works for Haitian Garden had been completed, and the application for final inspection of the said works by local authorities is now in progress. Upon completion of such inspection, the Group will proceed with the superstructure construction works.

After a period of adjustments, the property market in Zhuhai appears to be more stable. With the strengthening of cooperation among Pearl River delta region, Hong Kong and Macau, the prospect of Hong Kong-Macau-Zhuhai bridge, and the geographical location and natural environment of Zhuhai, the Group is cautious about the future prospect of the Haitian Garden, which is for higher end residential and commercial market.

The property market in Zhuhai remains a difficult one, with no shortage of supply of, and weak local demand for, higher end residential and commercial properties and an inherent reliance on outside investors' fluctuating demand, and the ability of the Group to earn a return for its shareholders in this project will require a very disciplined approach on all aspects of the development.

Phase I of Haitian Garden is expected to be completed in September 2004.

(4) Infrastructure Investment

Greater Beijing Region Expressways Limited ("GBRE")

A winding-up order was issued by the High Court of Hong Kong against Greater Beijing First Expressways Limited ("GBFE"), a wholly-owned subsidiary of GBRE on 12 June 2000. According to the announcement published by the liquidators of GBFE on 19 December 2002, it was announced that GBFE and Smart Watch Assets Limited had entered into a sale and purchase agreement in relation to 4 toll roads projects in Beijing on 16 December 2002. Pursuant to which, GBFE would sell its interests to Smart Watch Assets Limited for a consideration of approximately HK$1,560 million. The transaction was approved by the Eastern Caribbean Supreme Court. The Group will make every endeavor to ensure that its interest is protected.

PROSPECTS

Whilst the Group is anticipating a brighter future, it is worth mentioning that each of Jaeger Group, Enful Group, Condo Group and Polycrown Group is engaged in businesses which have considerable competition. Events of the past year have enabled us to formulate a more cautious and disciplined focus on the principal businesses of the Group. Going forward, notwithstanding that the enhanced corporate governance and cost control measures as mentioned above will better position the Group to compete, the ability to expand market shares with reasonable returns will continue to be a balancing act. The recent outbreak of the Severe Acute Respiratory Syndrome in China, Hong Kong and other Asian countries will have a severe adverse impact on regional economies. In summary, year 2003 will likely be challenging and the management will strive to work diligently and prudently in enhancing shareholder value of the Group.

LIQUIDITY AND FINANCIAL RESOURCES

The Group's financial position remains healthy. As at 31 December 2002, its gearing ratio, representing a ratio of total borrowings to total assets, was maintained at 14.3% (2001: 17.5%). Its cash and bank deposits (including pledged deposits), in total, amounted to approximately HK$312 million as at 31 December 2002 (2001: HK$412 million).

The Group obtained its source of fund through various means in order to maintain a balance between cost and risk. Apart from the fund generated from normal operations and the cash and bank deposits, the Group also obtained its source of fund from bank borrowings amounted to approximately HK$131 million as at 31 December 2002 (2001: HK$206 million).

As at 31 December 2002, the bank borrowings denominated in Renminbi ("RMB") were approximately RMB39 million (2001: RMB65 million) and no bank borrowings are denominated in US dollars ("US$") (2001: US$5 million). The remaining balances were denominated in Hong Kong dollars. Except a RMB29 million bank loan, all the Group's bank borrowings are on a floating rate basis.

Capital commitments of the Group are partly financed by bank borrowings.

FINANCIAL RISK AND MANAGEMENT

The Group's strategies towards financial risk management include diversification of funding sources, extension of credit period and dispersal of maturity dates. For the year ended 31 December 2002, finance costs decreased to approximately HK$8 million from approximately HK$9 million in 2001.

The total borrowings of the Group as at 31 December 2002 amounted to approximately HK$134 million (2001: approximately HK$208 million). The borrowings were repayable as follows:

	2002	2001
	HK$'000	*HK$'000*
Within one year	134,364	204,631
In the second year	58	193
In the third to fifth years	—	758
After the fifth year	—	2,423
	134,422	208,005

EXPOSURE TO FLUCTUATION IN EXCHANGE RATES

Most of the transactions of the Group were denominated in Hong Kong dollars, RMB and US$. Given that the exchange rate of Hong Kong dollar against RMB has been and will likely remain stable, no hedging or other alternative measures have been implemented by the Group. As at 31 December 2002, the Group had no significant exposure under foreign exchange contracts, interest or currency swaps or other financial derivatives.

GROUP ASSETS CHARGING

As at 31 December 2002, the Group pledged certain investment properties and land and buildings with an aggregate carrying amount of approximately HK$206 million (2001: HK$237 million) as collateral for the Group's banking facilities. Besides, fixed deposits amounted to approximately HK$102 million (2001: HK$133 million) have been pledged by the Group as security for general banking facilities and for issuance of performance bonds. Certain of the Group's inventories were held under trust receipt loan arrangements.

CONTINGENT LIABILITIES

At 31 December 2002, there were contingent liabilities in respect of the following:

(a) The Group provided guarantees to employers of construction contracts in respect of obligations arising from the associated construction contracts amounting to approximately HK$16 million (2001: HK$93 million).

(b) The Company provided corporate guarantees to various banks in respect of banking facilities extended to certain subsidiaries amounting to approximately HK$107 million (2001: HK$255 million). As at 31 December 2002, the Company had a total provision of approximately HK$97 million (2001: HK$98 million) in respect of such corporate guarantees in the Company's accounts.

(c) The Group has undertaken and performed electrical and mechanical engineering work for various customers in Hong Kong and the PRC. In respect of such projects, the Group has tax obligations which may result in potential additional charges. No provision has been made on the potential additional charges by the Group since the amount of additional charges, if any, cannot be reliably determined. The Directors are of the opinion that this matter will not have any significant financial impact to the Group.

(d) The Group has certain outstanding litigations with claims made by third parties of approximately HK$12 million (2001: HK$12 million) in aggregate in respect of certain contract works and no provision has been made by the Group. The Directors are of the opinion that this matter will not have significant financial impact to the Group.

EMPLOYEES

As at 31 December 2002, the Group employed 482 staff (including the Directors of the Company). The total remunerations and benefits of the Directors and staff during the year was approximately HK$64 million (2001: HK$71 million). The Group adopts a remuneration policy in line with market practice, and remuneration is determined with reference to the performance and experience of individual employees.

SHARE OPTION SCHEME

The share option scheme of the Company (the "Share Option Scheme") was adopted pursuant to a resolution passed on 30 September 1993 and will remain in force for 10 years from that date. The purpose of adopting the Share Option Scheme is to provide incentive to the eligible participants, being the executive directors and employees of the Group, to contribute further to the success of the Group. Details of the Share Option Scheme will be set out in the 2002 Annual Report of the Company.

In view of the new requirements of Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of the Hong Kong Limited (the "Listing Rules") which came into effect on 1 September 2001, a resolution will be proposed at the forthcoming annual general meeting to adopt a new share option scheme and to terminate the operation of the existing Share Option Scheme.

As at 31 December 2002, there are no outstanding share options granted under the Share Option Scheme.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Friday, 23 May 2003 to Thursday, 29 May 2003 (both days inclusive), during which period no transfer of shares will be effected. In order to qualify for attending the annual general meeting, all share certificates with completed transfer forms either overleaf or separately, must be lodged with the Company's Hong Kong Branch Registrars, Computershare Hong Kong Investor Services Limited at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Thursday, 22 May 2003.

CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December 2002 except that the Independent Non-executive Directors of the Company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-Laws.

AUDIT COMMITTEE

The members of the audit committee of the Company currently include three Independent Non-executive Directors namely, Mr. Selwyn Mar, Ms. Tam Wai Chu, Maria and Mr. Lam Chun, Daniel.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries have purchased, sold or redeemed any of the Company's listed securities during the year.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

Financial and other information in respect of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited at the appropriate time.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 24 April 2003

website: http://www.onfem.com

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at The Board Room, 7th Floor, The Dynasty Club, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Thursday, 29 May 2003 at 10:30 a.m. for the following purposes:

1. To receive and consider the Audited Consolidated Accounts and the Reports of the Directors and Auditors for the year ended 31 December 2002.
2. To re-elect the retiring directors and to authorize the Directors of the Company to fix the remuneration of directors.
3. To fix a maximum number of directors at 12 and to authorize the Directors of the Company to appoint additional directors up to such maximum number.
4. To re-appoint Messrs. PricewaterhouseCoopers as the Auditors for the ensuing year and to authorize the Directors of the Company to fix their remuneration.
5. As special business, to consider and, if thought fit, pass with or without modifications the following resolution as an Ordinary Resolution:

   "THAT

   subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting listing of, and permission to deal in, the shares in the capital of the Company to be issued pursuant to the exercise of options which may be granted under the new share option scheme, a copy of which is produced to this Meeting and signed by the Chairman of this Meeting for the purpose of identification (the "New Scheme"),

   (a) the rules of the New Scheme be and are hereby approved and adopted and that the Directors of the Company be and are hereby authorized:
      (i) to administer the New Scheme under which the options will be granted to eligible persons under the New Scheme to subscribe for shares in the Company;
      (ii) to modify and/or amend the rules of the New Scheme from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the New Scheme relating to modification and/or amendment;
      (iii) to issue and allot from time to time such number of the shares in the Company as may be required to be issued pursuant to the exercise of the options under the New Scheme and subject to the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules");
      (iv) to do all such things and acts as may be necessary or desirable to implement the New Scheme; and

   (b) upon the New Scheme becoming unconditional, the operation of the existing share option scheme (the "Existing Scheme") of the Company adopted on 30 September 1993 be terminated and that no further options will be granted under the Existing Scheme but in all other respects the provisions of the Existing Scheme shall remain in force to the extent necessary to give effect to the exercise of any options granted prior thereto or otherwise as may be required in accordance with the provisions of the Existing Scheme and options (if any) granted prior to such termination shall continue to be valid and exercisable in accordance with the Existing Scheme."

6. As special business, to consider and, if thought fit, pass with or without modifications the following resolution as an Ordinary Resolution:

   "THAT

   (a) subject to paragraph 6(c) below, the exercise by the Directors of the Company during the Relevant Period (as defined in paragraph 6(d) below) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph 6(a) above shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraphs 6(a) and 6(b) above, otherwise than pursuant to (i) a Rights Issue (as defined in paragraph 6(d) below) or (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company or (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company, shall not exceed the aggregate of (aa) 20 per cent. of the total nominal amount of the share capital of the Company in issue on the date of passing this Resolution plus (bb) (if the Directors of the Company are so authorized by a separate ordinary resolution of the shareholders of the Company) the aggregate nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of such resolution (up to a maximum amount equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of passing this Resolution) and the said approval to the Directors of the Company in paragraphs 6(a) and 6(b) above shall be limited accordingly; and

   (d) for the purpose of this Resolution:

      "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:
      (i) the conclusion of the next Annual General Meeting of the Company;
      (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or
      (iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

      "Rights Issue" means an offer of shares or other securities open for a period fixed by the Directors of the Company to the shareholders on the register on a fixed record date in proportion to their shareholdings as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any recognized regulatory body or any stock exchange)."

7. As special business, to consider and, if thought fit, pass with or without modifications the following resolution as an Ordinary Resolution:

   "THAT

   (a) subject to paragraph 7(c) below, the exercise by the Directors of the Company during the Relevant Period (as defined in paragraph 7(d) below) of all the powers of the Company to repurchase its own shares (including redeemable shares) on the Stock Exchange or any other stock exchange on which the securities of the Company may be listed and recognized by the Securities and Futures Commission in Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/or the requirements of the Listing Rules or the listing rules of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph 7(a) above shall authorize the Directors of the Company during the Relevant Period to procure the Company to repurchase its own shares at a price determined by the Directors of the Company;

   (c) the aggregate nominal amount of share capital repurchased by the Company pursuant to paragraph 7(a) above shall not exceed 10 per cent. of the total nominal amount of the share capital of the Company in issue on the date of the passing of this Resolution and the said approval to the Directors of the Company in paragraphs 7(a) and 7(b) above shall be limited accordingly;

   (d) for the purpose of this Resolution:

      "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:
      (i) the conclusion of the next Annual General Meeting of the Company;
      (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or
      (iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

8. As special business, to consider and, if thought fit, pass with or without modifications the following resolution as an Ordinary Resolution:

   "THAT conditional upon Resolution No. 7 above being passed, the aggregate nominal amount of the number of shares in the capital of the Company which are repurchased by the Company under the authority granted to the Directors of the Company as mentioned in Resolution No. 7 above shall be added to the aggregate nominal amount of share capital that may be allotted by the Directors of the Company pursuant to Resolution No. 6 above, provided that the amount of share capital repurchased by the Company shall not exceed 10 per cent. of the total nominal amount of the share capital of the Company in issue on the date of passing this Resolution."

9. To transact any other business.

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 24 April 2003

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on his/her behalf. A proxy need not be a member of the Company.
2. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's principal place of business in Hong Kong at 18th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or adjourned Meeting.
3. The Register of Members will be closed from Friday, 23 May 2003 to Thursday, 29 May 2003, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for attending the Meeting convened by the above, all share certificates with completed transfer forms either overleaf or separately, must be lodged with the Company's Hong Kong Branch Registrars, Computershare Hong Kong Investor Services Limited at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Thursday, 22 May 2003.

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*
(於百慕達註冊成立之有限公司)

截至二零零二年十二月三十一日止年度業績公佈

財務摘要

	二零零二年 千港元	二零零一年 千港元	變動 百份比
營業額	332,168	315,580	5%
股東應佔虧損	136,854	373,734	-63%
股東資金	499,058	636,119	-22%
資產總值	939,964	1,186,656	-21%
負債總值	406,834	514,521	-21%
每股虧損(港仙)	17.72	48.40	-63%

財務業績

東方有色集團有限公司(「本公司」)董事會(「董事會」)欣然宣佈截至二零零二年十二月三十一日止年度本公司及其附屬公司(「本集團」)經審核綜合業績連同二零零一年之比較數字如下：

綜合損益表

	附註	二零零二年 千港元	二零零一年 千港元
營業額	2	332,168	315,580
銷售成本		(318,831)	(297,006)
毛利		13,337	18,574
其他收入		8,755	26,881
分銷費用		(4,718)	(3,837)
行政開支		(123,049)	(205,717)
其他經營開支		(3,835)	(1,823)
投資物業重估虧損		(27,378)	(36,500)
豁免部份若干應付款之收益		8,366	—
非買賣證券減值撥備		—	(140,047)
應間接控股公司貸款撥備		—	(23,803)
呆壞賬撥備 — 一項其他應收賬款		—	(20,000)
物業按金減值撥備撥回		—	12,000
一間附屬公司清盤之收益		—	200
經營虧損	3	(128,522)	(374,072)
財務成本		(7,703)	(8,731)
除稅前虧損		(136,225)	(382,803)
稅項	4	(363)	(13,944)
除稅後虧損		(136,588)	(396,747)
少數股東權益		(266)	23,013
股東應佔虧損		(136,854)	(373,734)
股息	5	—	—
每股基本虧損(港仙)	6	(17.72)	(48.40)

附註：

1. **編製基準**

本集團之賬目乃根據香港普遍採納之會計原則編製，並符合香港會計師公會(「香港會計師公會」)頒佈之會計準則編撰。除若干物業及證券投資以公平值列賬外，本集團賬目乃以歷史成本常規法編製。

於本年度，本集團採納以下由香港會計師公會頒佈之會計實務準則(「會計實務準則」)，該等準則於二零零二年一月一日或以後開始之會計期間生效：

會計實務準則第1條(經修訂) ： 財務報表之呈報
會計實務準則第11條(經修訂) ： 外幣換算
會計實務準則第15條(經修訂) ： 現金流量表
會計實務準則第34條(經修訂) ： 僱員福利

除現金流量表重新分類及股本權益變動表之呈報外，採納該等經修訂之會計準則對截至二零零二年十二月三十一日止年度之賬目並無重大影響。

2. **營業額及分類資料**

(a) 主要報告方式 — 業務分類

根據本集團之內部財務報告方式，本集團已決定以業務分類作為主要報告方式。因此，本集團已將其業務分為以下類別：

[illegible]

製造及貿易： 石油及化工產品、門及防火材料製造及貿易。

物業租賃： 從出租物業賺取租金收入並自物業長期升值中獲取收益。

物業發展： 發展住宅及商業物業。

證券投資及買賣： 買賣及投資證券。

業務單位間之銷售乃按當時市價計算。

截至二零零二年十二月三十一日止年度

	建築及工程合約 千港元	製造及貿易 千港元	物業租賃 千港元	物業發展 千港元	證券投資及買賣 千港元	抵銷項目 千港元	綜合 千港元
收入							
外部客戶銷售	250,272	62,591	10,472	7,421	1,412	—	332,168
業務單位間之銷售	—	19,516	—	—	—	(19,516)	—

3. **經營虧損**

經營虧損經扣除／(計入)以下各項後列賬：

	二零零二年 千港元	二零零一年 千港元
投資物業之租金及管理費收入總額	(10,472)	(12,083)
減：開支	1,964	1,823
	(8,508)	(10,260)
售出存貨成本	38,743	28,386
員工成本(不包括董事酬金)	57,059	66,054
固定資產之減值虧損	9,394	7,543
出售固定資產(收益)／虧損	(959)	100
折舊		
自置固定資產	4,703	6,477
租賃固定資產	143	103
	4,846	6,580
減：撥充發展中物業之金額	(146)	(145)
	4,700	6,435
不可收回之銀行存款撥備	4,700	—
應收客戶之合約工程總額之撥備	347	11,935
呆壞賬撥備(不包括一項其他應收賬款)	7,031	47,744
重估買賣證券之未變現收益	(1,319)	(1,011)

4. **稅項**

由於本集團本年度並無估計應課稅溢利，故並無作出任何香港利得稅撥備(二零零一年：無)。海外溢利之稅項乃以本年度估計應課稅溢利就本集團經營業務所在國家之現行稅率計算。

	二零零二年 千港元	二零零一年 千港元
香港利得稅		
本年度撥備	—	—
過往年度(超額撥備)／撥備不足	(338)	544
海外稅項	1,680	13,400
遞延稅項	(979)	—
	363	13,944

5. **股息**

董事會不建議就截至二零零二年十二月三十一日止年度派發股息(二零零一年：無)。

6. **每股虧損**

每股基本虧損乃按普通股股東應佔綜合虧損約136,854,000港元(二零零一年：373,734,000港元)及年內已發行股份之加權平均數772,181,783股(二零零一年：772,181,783股)計算。

由於年內並無存在任何具潛在攤薄效應之股份，故並無呈列每股攤薄虧損。

管理層討論及分析

業績

本集團截至二零零二年十二月三十一日止年度錄得之綜合營業額約為332,168,000港元，較上年度上升5%。年內錄得的經營虧損約128,522,000港元，較上年度374,072,000港元下降66%；股東應佔虧損則約136,854,000港元，較上年度下降63%。

年內，本集團集中整頓和鞏固現有業務，並無開展投資項目。不過，由於成功推行重組措施，各附屬公司均能有效地降低營運成本，令本集團之整體管理效益得以改善。因此，營業額較上年度為高。

業務回顧

本集團於二零零二年之業務因若干附屬公司遇到管理問題而受到影響，以下為本集團各業務之表現：

(一) 製造及貿易

工業油脂產品

積架石油化工集團有限公司及其附屬公司(「積架集團」)

積架集團於二零零二年之總營業額約為52,000,000港元，較上年度43,000,000港元上升21%。

積架集團之營業額中81%來自中國，18%來自香港，其餘來自東南亞各國。中國及香港之營業額分別錄得25%及3%之增長。

由於積架集團有效進行控制成本及改善管理效率，令業務得以轉虧為盈，由二零零一年之淨虧損轉為錄得輕微純利。

積架集團於二零零二年積極拓展華中、華北及西北地區的內銷市場，從而鞏固上海、寧波、無錫、常州、蘇州、南京及西北之分銷網絡，同時又配合中國政府加速開發西部之政策，於西安、蘭州、重慶及成都等主要工業城市設立分銷網。此外，積架集團亦繼續進軍東南亞市場，繼二零零一年在新加坡及馬來西亞委任分銷商後，更於二零零二年在泰國及越南設立全新之分銷點，進一步擴大銷售網絡。

繼二零零一年五月取得日本頂級潤滑系列 —「日米株式會社」(Nichibei)全線產品於香港及中國之總代理權後，積架集團積極推廣「日米」產品系列，於回顧年度內，銷售迅速上升，較二零零一年高出約93%。

積架集團於來年在華南及香港市場之業務預計將跟隨歐美經濟逐步復甦而有穩定增長。另外，隨着中國入世，外資投入中國增加，生產商勢將為提高產品質素而增加使用高檔工業潤滑油，令積架集團前景更為明朗。

門類、木製品及木材建料電子平台

銀盟集團有限公司及其附屬公司(「銀盟集團」)

銀盟集團二零零二年於製造及貿易業務之分類營業額約為29,000,000港元，其中屬于銀盟集團之專業建築業務及對外銷售之營業額分別約為20,000,000港元及9,000,000港元，對外銷售額較二零零一年上升27%。雖然如此，銀盟集團不但未能於二零零二年錄得盈利，其於二零零二年之淨虧損更高於二零零一年年度之淨虧損。改善上述情況的辦法是嚴格控制其與營業額不相配之存在成本及高行政開支，進一步執行管理層改革，施行

(三) 地產發展及管理

中環雲咸街29號東方有色大廈

二零零二年度東方有色大廈的出租率達91%，而租金收入和租客質素亦十分理想，為本集團帶來約10,000,000港元的租金收益，租客包括一些跨國企業駐港辦事處。

由於香港經濟呆滯，加上中環之商用物業日後供應大增及商用物業市道需求疲弱，本集團已於年內聘用信譽昭著之國際物業管理公司，以提供更佳之專業物業管理服務，並採取有效措施提高租賃及物業管理水平，以提高東方有色大廈之價值。

中國珠海海天花園項目

為對該發展項目作更完善之監控，本集團為珠海海天花園項目引入項目經理責任制，方式是委任一名香港建築專業顧問加入高級管理層，以加強該發展項目之整體管理工作。

珠海海天花園項目目前已完成地面以下結構工程的施工程序，並正向當地機構申報和辦理最終的工程驗查手續。完成有關檢查後，本集團將展開上蓋工程。

經過一段時間的調整，珠海的房地產市場已漸趨穩定。隨着珠三角、香港與澳門合作關係的不斷加強及港珠澳大橋的規劃，加上珠海獨有的地理優勢和優異的自然環境，本集團對針對高檔住宅及商業市場之海天花園的前景仍抱審慎態度。

珠海之物業市道乃有不足，區內對高檔商住物業之需求疲弱，且供應不缺，再加上一直以來都倚賴外來投資者不穩定之需求，故本集團能否從此項目為其股東賺取回報，有賴於項目發展各方面的規範和自律。

海天花園(第一期)預期於二零零四年九月落成。

(四) 基建項目投資

京城高速公路有限公司(「京城」)

京城的全資附屬公司京冠高速公路有限公司(「京冠」)於二零零零年六月十二日被香港高等法院勒令清盤。按京冠清盤人於二零零二年十二月十九日發出之公告，表示於二零零二年十二月十六日，京冠與Smart Watch Assets Limited 簽立了有關北京地區四個收費公路項目權益之買賣協議，據此，京冠以約1,560,000,000港元的代價出售京冠的權益予 Smart Watch Assets Limited。是項交易並已獲東加勒比海國家最高法院批准。本集團將設法維護本身的最終利益。

展望

儘使本集團預計前景理想，惟仍要注意，積架集團、銀盟集團、瑞和集團及多利加集團經營之業務均面對激烈競爭。根據以往累積之經驗，本集團得以制訂更審慎及保守之方針，專注本身之業務。展望未來，本集團除了要提高公司管治水平及節省成本措施外，更應着重開拓市場以提高集團整體投資回報率。近期在中國內地、香港及其他亞洲國家爆發之非典型肺炎將對區內經濟構成嚴重影響。總括而言，二零零三年將充滿考驗，而管理層為本集團股東提高投資價值時，亦會力求審慎行事。

流動資金及財務資源

本集團之財政狀況良好。於二零零二年十二月三十一日，資本與負債的比率(指借款總額與資產總值之比率)維持於14.3%(二零零一年：17.5%)。於二零零二年十二月三十一日，現金及銀行存款(包括已抵押存款)合共約為312,000,000港元(二零零一年：412,090,000港元)。

本集團透過各種方式獲得資金來源，以維持成本與其風險之間的平衡。於二零零二年十二月三十一日，除來自一般營運之資金、現金及銀行存款外，本集團亦透過銀行借款獲得資金約131,000,000港元(二零零一年：206,000,000港元)。

於二零零二年十二月三十一日，以人民幣列值之銀行借款約為39,000,000元人民幣(二零零一年：65,000,000元人民幣)，但並無以美元列值之銀行借款(二零零一年：5,000,000美元)，餘下之銀行借款乃以港元列值。除一筆29,000,000元人民幣之銀行借款外，本集團之銀行借款乃按浮動利率計息。

本集團之資本承擔乃由銀行借款提供部份資金。

財務風險及管理

本集團財務風險管理策略包括資金來源多元化、延長信貸期限及分散還款到期日。截至二零零二年十二月三十一日止年度，財務成本由二零零一年約9,000,000港元減至約8,000,000港元。

本集團於二零零二年十二月三十一日之借款總額約為134,000,000港元(二零零一年：約208,000,000港元)。借款須於下列期間償還：

	二零零二年 千港元	二零零一年 千港元
一年內	134,364	204,631
第二年	58	193
第三年至第五年	—	758
第五年後	—	2,423
	134,422	208,005

匯率浮動風險

本集團大部份交易均以港元、人民幣及美元列值。鑑於港元兑人民幣之匯率一直保持穩定，而且相信日後將繼續如是，故本集團並無採取任何對沖風險或其他措施。於二零零二年十二月三十一日，本集團並無面臨任何有關外匯合約、利息或貨幣掉期或其他金融衍生工具之重大風險。

集團資產抵押

於二零零二年十二月三十一日，本集團抵押若干投資物業、土地及樓宇，賬面值共約206,000,000港元(二零零一年：237,000,000港元)，作為本集團銀行信貸之抵押品。此外，本集團抵押約102,000,000港元(二零零一年：133,000,000港元)之定期存款，作為一般銀行信貸及發出履約保函之抵押品。本集團若干存貨乃以信託收據借款安排持有。

或然負債

於二零零二年十二月三十一日存在之或然負債如下：

(a) 本集團就有關建築合約之責任而向建築合約僱主提供之擔保約為16,000,000港元(二零零一年：93,000,000港元)。

銷售	—	19,516	—	—	—	(19,516)	—
	250,272	82,107	10,472	7,421	1,412	(19,516)	332,168
業績 分類業績	(91,845)	(7,125)	(19,355)	8,674	2,590	—	(107,061)
未分配之企業開支淨額							(21,461)
經營虧損							(128,522)
財務成本							(7,703)
稅項							(363)
少數股東權益							(266)
股東應佔虧損							(136,854)

截至二零零一年十二月三十一日止年度

	建築及工程合約 千港元	製造及貿易 千港元	物業租賃 千港元	物業發展 千港元	證券投資及買賣 千港元	撇銷項目 千港元	總額 千港元
收入							
外部客戶銷售	252,014	50,598	12,083	—	885	—	315,580
業務單位間之銷售	—	—	—	—	—	—	—
	252,014	50,598	12,083	—	885	—	315,580
業績 分類業績	(160,916)	(6,573)	(41,945)	(126)	(138,367)	—	(347,927)
未分配之企業開支淨額							(26,145)
經營虧損							(374,072)
財務成本							(8,731)
稅項							(13,944)
少數股東權益							23,013
股東應佔虧損							(373,734)

(b) 次要報告方式 — 地區分類

本集團業務遍佈全球，但主要於四個經濟地區經營業務。除少部份收入來自澳洲及其他東南亞國家外，香港及澳門和中華人民共和國(除香港及澳門以外)(「中國」或「中國內地」)為本集團所有業務之主要市場。

本集團之業務主要於四個地區經營：

香港及澳門： 建築及工程合約、製造及貿易、物業租賃及證券投資及買賣

中國： 建築及工程合約、製造及貿易及物業發展

澳洲： 物業發展

東南亞國家： 製造及貿易

於呈列地區分類的資料時，分類收入乃按客戶的所在地劃分。

截至二零零二年十二月三十一日止年度

	香港及澳門 千港元	中國 千港元	澳洲 千港元	東南亞國家 千港元	總額 千港元
對外銷售	193,797	130,530	7,421	420	332,168

截至二零零一年十二月三十一日止年度

	香港及澳門 千港元	中國 千港元	澳洲 千港元	東南亞國家 千港元	總額 千港元
對外銷售	142,401	173,179	—	—	315,580

利，其於二零零二年之淨虧損更高於二零零一年年度之淨虧損。改善上述情況的辦法是嚴格控制其與營業額不相配之高生產成本及高行政開支，進一步執行管理層改革，使銀豐集團之營運能賺取利潤。

銀豐集團於此業務之對外銷售營業額大部份來自中國。

由於銀豐集團於二零零二年仍受較高之生產成本影響，即使營業額有所上升，仍未能帶來盈利。不過銀豐集團之產品具市場需求，故將以不同門類為主導產品，而將其他木製品作為輔助產品。銀豐集團透過設立木材餘料電子平台，推動木製品製造廠進行商業配對，此舉有助該等廠商解決木材餘料的問題，同時運用銀豐集團既有的市場網絡，逐步由項目作主導轉向零售作主導，拓展毛利空間，提高盈利貢獻。

銀豐集團年內承接並完成了上海世貿濱江花園第一期木門及防火防盜門的供貨及安裝項目，令其本身之「百門門」品牌已經在中國高檔市場闖出了一定的知名度。

鑑於於二零零二年上海和珠江三角洲(「珠三角」)兩大區域的營業額大幅增長，銀豐集團將於二零零三年在多個具代表性的建材超市設點銷售「百門」品牌的門類。銀豐集團深信能配合有效的供應鏈管理及經營模式，由品牌建立、品牌及產品設計作主導，力爭使「百門門」於未來數年成為中國的知名品牌。

(二) 專業建築業務

銀豐集團

銀豐集團自二零零零年開始承接的多項建築及環保工程項目已陸續於二零零二年內完成，於專業建築業務之營業額較二零零一年上升90%。銀豐集團二零零二年於此業務之營業額約為38,000,000港元，手頭合約總額約10,000,000港元。

銀豐集團於此專業建築業務之營業額絕大部份來自香港。

為了減低對門類業務的依賴，銀豐集團於去年已先後開發多項建築相關業務，例如環保建材及工程項目，年內完成的消音噴塗工程主要為西鐵元朗及朗平站。除了針對既定的目標市場外，銀豐集團亦已在北京、上海、深圳及廣州建立了銷售網絡，以擴大市場覆蓋面。

多利加工程集團有限公司及其附屬公司(「多利加集團」)

多利加集團於二零零二年之總營業額約為139,000,000港元，較上一年之93,000,000港元高出50%，手頭合約總額約為75,000,000港元。

多利加集團之營業額中12%來自中國，88%來自香港。雖然營業額有所增加，但仍未能於二零零二年轉虧為盈，其於二零零二年之虧損淨額與去年相約。為達到盈利，多利加集團將削減其高經營成本以增加其利潤並對管理問題進行認真的檢討。

多利加集團於香港及國內大部份機電工程項目已陸續完成，現時手頭項目主要為將軍澳九龍貨櫃碼頭、西鐵美孚站及重慶時代廣場。由於香港市道持續低迷，相信投標工程項目的利潤將較以往微薄。多利加集團管理層將繼續實行嚴格控制成本措施，並加快追收應收賬款，以確保多利加集團在經營上能有穩定的現金流量，從而使該集團於二零零三年在市場維持其競爭力，挑戰困難。

環保工程方面，於二零零二年中標的工程已有回報，香港政府及私人機構等均陸續向多利加集團訂購太陽能照明系統。至於熱能泵水系統亦已獲國內若干建築工程採用，可見多利加集團已成功打入國內若干市場。

瑞和集團工程有限公司及其附屬公司(「瑞和集團」)

瑞和集團於二零零二年之總營業額約為73,000,000港元，較二零零一年139,000,000港元下降47%，手頭合約總額約為112,000,000港元。

瑞和集團之營業額85%來自中國，15%來自香港。瑞和集團於二零零二年未能錄得盈利，基於瑞和集團於二零零二年強差人意的表現，本集團已對瑞和集團的管理問題進行認真的檢討。

瑞和集團在年內集中鞏固業務及進行債務重整。於步入二零零三年，瑞和集團若干成員公司已開始了建議進行的自願債務重整計劃。這些計劃是否成功則將取決於多個因素及有待批核。因此，於二零零二年香港玻璃幕牆及外牆安裝業務受到影響。在中國內地方面，北京大使公寓項目完工所賺取的收入足以為瑞和集團帶來營業額。此外，瑞和集團致力加強追回應收賬款及精簡行政架構，較上一年有效減低二零零二年的虧損。

上海金橋瑞和裝飾工程有限公司繼二零零一年完成上海科技館屋面工程後，將跟進上海市政府管轄的其他工程項目。

展望二零零三年，瑞和集團將試圖完成上述重組及對管理附屬公司作完善的管理，以進一步擴充業務及鞏固其在中國玻璃幕牆安裝業務之領導地位。這些改變有助瑞和集團藉著二零零八年北京奧運會及二零一零年上海世界博覽會之龐大建築市場機遇而受惠。

(a) 本集團為若干附屬公司之[illegible]約為16,000,000港元(二零零一年：93,000,000港元)。

(b) 本公司就若干附屬公司所獲之銀行信貸而向多間銀行提供企業擔保約107,000,000港元(二零零一年：255,000,000港元)。於二零零二年十二月三十一日，本公司就該等企業擔保於本公司之賬目作出撥備合共約97,000,000港元(二零零一年：98,000,000港元)。

(c) 本集團已承諾及履行為香港及中國多個客戶完成機電工程項目。就該等項目，本集團計有稅項債務。該等稅款可能引致日後潛在額外費用。由於無法可靠釐定可能出現之額外費用(倘有)，本集團並無為此作出撥備。董事會認為該事項並無對本集團造成任何財務方面的重大影響。

(d) 本集團有若干由第三方就若干合約工程提出索償之尚未完結訴訟，為數合共約12,000,000港元(二零零一年：12,000,000港元)，本集團並無作出撥備。董事會認為，該事項並無對本集團造成財務方面的重大影響。

僱員

於二零零二年十二月三十一日，本集團共聘用482名僱員(包括本公司之董事)。年內董事及僱員之酬金及福利總額約為64,000,000港元(二零零一年：71,000,000港元)。本集團之薪酬政策與市場慣例一致，並按照個別僱員之表現及經驗而釐定酬金。

購股權計劃

本公司之購股權計劃(「購股權計劃」)乃根據於一九九三年九月三十日通過之決議案採納，並自該日期起計有效期十年，採納購股權計劃之目的是獎勵合資格參與者(即本集團之執行董事及僱員)對本集團之成就作出更大貢獻。購股權計劃之詳情載於本公司二零零二年年報內。

基於已在二零零一年九月一日生效之香港聯合交易所有限公司證券上市規則(「上市規則」)第十七章之新規定，本公司將在應屆股東週年大會上提呈決議案以採納新購股權計劃及終止現有購股權計劃之運作。

於二零零二年十二月三十一日，概無任何按購股權計劃授出而尚未行使之購股權。

暫停辦理股份過戶登記

本公司將由二零零三年五月二十三日(星期五)起至二零零三年五月二十九日(星期四)(包括首尾兩天)止期間暫停辦理股份過戶登記手續。如欲出席股東週年大會，所有股票連同已填妥之過戶表格(附於股票背面或分開遞交)最遲須於二零零三年五月二十二日(星期四)下午四時前交回本公司之香港股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901-5室。

最佳應用守則

本公司於截至二零零二年十二月三十一日止年度內已遵守上市規則附錄14所載之最佳應用守則，惟本公司之獨立非執行董事並無明確任期，但須根據本公司之公司細則於本公司之股東週年大會上輪席退任及重選連任。

審核委員會

[illegible]

購買、出售或贖回本公司上市證券

本公司或其任何附屬公司於本年度內概無購買、出售或贖回本公司之上市證券。

於聯交所網址公佈進一步資料

本公司根據上市規則附錄16第45(1)至45(3)段規定而須列載的財務及其他有關資料，將於適當時間在香港聯合交易所有限公司的網址內公佈。

承董事會命
王聿東
董事總經理

香港，二零零三年四月二十四日

網址：*http://www.onfem.com*

* *僅供識別*

股東週年大會通告

茲通告本公司謹訂於二零零三年五月二十九日星期四上午十時三十分假座香港灣仔港灣道一號會展廣場西南座皇朝會七樓會議室舉行股東週年大會，以處理下列事宜：

1. 省覽截至二零零二年十二月三十一日止年度之經審核綜合賬目，董事會報告及核數師報告。
2. 重選退任董事及授權本公司董事會釐定董事之酬金。
3. 議定董事人數之上限為十二名，並授權本公司董事會在該限額內委聘新董事。
4. 續聘羅兵咸永道會計師事務所為來年度之核數師及授權本公司董事會釐定彼等之酬金。
5. 作為特別事項，考慮並酌情通過(不論作出修訂與否)以下決議案為普通決議案：

「動議：

待香港聯合交易所有限公司(「聯交所」)上市委員會批准根據新購股權計劃(其副本已提呈大會並已由大會主席簽署以資識別)(「新計劃」)可予授出之購股權獲行使時將予發行本公司股本中之股份上市及買賣後，

(a) 批准及採納新計劃之規則，並授權本公司董事會：

(i) 管理新計劃，據此將向合資格人士授出購股權以認購本公司之股份；

(ii) 不時修改及／或修訂新計劃之規則，惟有關修改及／或修訂須根據新計劃內有關修改及／修訂之條文作出；

(iii) 不時發行及配發根據新計劃項下之購股權獲行使時可予發行該等數目之本公司股份，而該發行及配發須受聯交所證券上市規則(「上市規則」)限制；

(iv) 進行實施新計劃可能需要或適當之一切事情及行動；及

(b) 待新計劃成為無條件後，本公司於一九九三年九月三十日採納之現有購股權計劃(「現有計劃」)將終止運作，且不會根據現有計劃授出其他購股權，惟現有計劃之條文在所有其他方面維持有效，以使先前根據現有計劃之條文而授出之任何購股權獲得行使，或按其條文所需之其他事宜有效，而根據現有計劃，於上述終止前授出之任何購股權(如有的話)應繼續有效及可予行使。」

6. 作為特別事項，考慮並酌情通過(不論作出修訂與否)以下決議案為普通決議案：

「動議：

(a) 在下文6(c)段之規限下，一般性及無條件批准本公司董事會於有關期間(定義見下文6(d)段)，行使本公司之一切權力以配發、發行及處理本公司股本中之額外股份，及訂立或發出可能需行使此等權力之售股建議、協議及購股權；

(b) 上文6(a)段之批准將授權本公司董事會於有關期間訂立或發出可能需於有關期間終結後始行使此等權力之售股建議、協議及購股權；

(c) 本公司董事會依據上文6(a)及6(b)段之批准所配發或同意有條件或無條件配發(不論其為依據購股權所配發者與否)之股本面值總額，不得超過(aa)本公司於本決議案通過當日之已發行股本面值總額百分之二十，及(bb)(如本公司董事會獲本公司股東另行通過普通決議案授權)本公司在通過是項決議案後購回之本公司股本面值總額(上限為相等於通過本決議案之日期本公司已發行股本面值總額百分之十)二者總和，惟因(i)配售新股(定義見下文6(d)段)，或(ii)按照本公司發行之任何認股權證或可兌換為本公司股份之任何證券之條款行使認購或兌換權，或(iii)按當時所採納之任何優先購股計劃或類同本公司及／或其任何附屬公司之行政人員及／或僱員授予或發行股份及／或可認購本公司股份之權利而採納之類似安排所發行者，或(iv)以配發股份代替就本公司股份派發之全部或部份股息之任何以股代息或類似安排除外；上述6(a)及6(b)段授予本公司董事會之批准須以此數額為限；及

(d) 就本決議案而言：

「有關期間」指由本決議案通過當日至下列任何一項最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 依法例規定本公司須予召開下屆股東週年大會之期限屆滿之日；或

(iii) 股東於股東大會上通過普通決議案撤銷或更改本決議案之授權；及

「配售新股」指本公司董事會於指定期間內，向於指定記錄日期名列股東名冊之股東按彼等於當日之持股比例提呈發售股份或其他證券之建議(但本公司董事會有權就零碎股權或任何認可管制機構或任何證券交易所之法律限制或責任，作出其認為必要或權宜之豁免或其他安排)。」

7. 作為特別事項，考慮並酌情通過(不論作出修訂與否)以下決議案為普通決議案：

「動議：

(a) 在下文7(c)段之規限下，一般性及無條件批准本公司董事會於有關期間(定義見下文7(d)段)，按照所有適用法例及／或不時修訂之上市規則或任何其他證券交易所證券上市規則之規定並在其規限下，行使本公司所有權力在聯交所或本公司證券上市所在且獲香港證券及期貨事務監察委員會及聯交所就此認可之任何其他證券交易所購回本公司之股份(包括可贖回股份)；

(b) 上文7(a)段之批准將授權本公司董事會於有關期間以由本公司董事會釐定之價格為本公司購回其本身之股份；

(c) 本公司依據上文7(a)段購回之股本面值總額，不得超過本公司於本決議案通過當日之已發行股本面值總額百分之十，而上文7(a)及(b)段授予本公司董事會之批准亦須受此數額限制；

(d) 就本決議案而言：

「有關期間」指由本決議案通過當日至下列任何一項最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 依法例規定本公司須于召開下屆股東週年大會之期限屆滿之日；或

(iii) 股東於股東大會上通過普通決議案撤銷或更改本決議案之授權。」

8. 作為特別事項，考慮並酌情通過(不論作出修訂與否)以下決議案為普通決議案：

「動議在通過上文第7項決議案後，授權本公司董事會將按照上文第7項決議案所述由本公司購回本公司股本中之股份面值總額，加上本公司董事會依據上文第6項決議案可配發之股本面值總額，惟本公司購回之股本面值總額不得超過本公司於本決議案通過日期之已發行股本面值總額百分之十。」

9. 處理任何其他事項。

承董事會命
王聿東
董事總經理

香港，二零零三年四月二十四日

附註：

1. 凡有權出席上述大會及投票之股東，均有權委派一位或多位代表代其出席及在以投票形式進行投票時代其投票。受委代表毋須為本公司股東。
[illegible]
3. 本公司將由二零零三年五月二十三日星期五至二零零三年五月二十九日星期四止(包括首尾兩日)期間暫停辦理股份過戶登記手續。如欲出席上述通告召開之股東大會，所有股票連同已填妥之過戶表格(附於股票背頁或分開遞交)最遲須於二零零三年五月二十二日星期四下午四時正交回本公司之香港股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901-5室。

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

截至二零零二年十二月三十一日止年度業績公佈

財務摘要	二零零二年 千港元	二零零一年 千港元	變動 百份比
營業額	332,168	315,580	5%
股東應佔虧損	136,854	373,734	-63%
股東資金	499,058	636,119	-22%
資產總值	939,964	1,186,656	-21%
負債總值	406,834	514,521	-21%
每股虧損(港仙)	17.72	48.40	-63%

財務業績

東方有色集團有限公司(「本公司」)董事會(「董事會」)欣然宣佈截至二零零二年十二月三十一日止年度本公司及其附屬公司(「本集團」)經審核綜合業績連同二零零一年之比較數字如下：

綜合損益表

	附註	二零零二年 千港元	二零零一年 千港元
營業額	2	332,168	315,580
銷售成本		(318,831)	(297,006)
毛利		13,337	18,574
其他收入		8,755	26,881
分銷費用		(4,718)	(3,837)
行政開支		(123,049)	(205,717)
其他經營開支		(3,835)	(1,823)
投資物業重估虧損		(27,378)	(36,500)
豁免部份若干應付款之收益		8,366	—
非買賣證券減值撥備		—	(140,047)
居間控股公司貸款撥備		—	(23,803)
呆壞賬撥備 — 一項其他應收賬款		—	(20,000)
物業按金減值撥備撥回		—	12,000
一間附屬公司清盤之收益		—	200
經營虧損	3	(128,522)	(374,072)
財務成本		(7,703)	(8,731)
除稅前虧損		(136,225)	(382,803)
稅項	4	(363)	(13,944)
除稅後虧損		(136,588)	(396,747)
少數股東權益		(266)	23,013
股東應佔虧損		(136,854)	(373,734)
股息	5	—	—
每股基本虧損(港仙)	6	(17.72)	(48.40)

附註：

1. 編製基準

本集團之賬目乃根據香港普遍採納之會計原則編製，並符合香港會計師公會(「香港會計師公會」)頒佈之會計準則編撰。除若干物業及證券投資以公平值列賬外，本集團賬目乃以歷史成本常規法編製。

於本年度，本集團採納以下由香港會計師公會頒佈之會計實務準則(「會計實務準則」)，該等準則於二零零二年一月一日或以後開始之會計期間生效：

會計實務準則第1條(經修訂)	：	財務報表之呈報
會計實務準則第11條(經修訂)	：	外幣換算
會計實務準則第15條(經修訂)	：	現金流量表
會計實務準則第34條(經修訂)	：	僱員福利

除現金流量表重新分類及股本權益變動表之呈報外，採納該等經修訂之會計準則對截至二零零二年十二月三十一日止年度之賬目並無重大影響。

2. 營業額及分類資料

(a) 主要報告方式 — 業務分類

根據本集團之內部財務報告方式，本集團已決定以業務分類作為主要報告方式，因此，本集團已將其業務分為以下類別：

[illegible]

製造及貿易：　石油及化工產品、門及防火材料製造及貿易。

物業租賃：　從出租物業賺取租金收入並自物業長期升值中獲取收益。

物業發展：　發展住宅及商業物業。

證券投資及買賣：　買賣及投資證券。

業務單位間之銷售乃按當時市值計算。

截至二零零二年十二月三十一日止年度

	建築及工程合約 千港元	製造及貿易 千港元	物業租賃 千港元	物業發展 千港元	證券投資及買賣 千港元	抵銷項目 千港元	總額 千港元
收入							
外部客戶銷售	250,272	62,591	10,472	7,421	1,412	—	332,168
業務單位間之銷售	—	19,516	—	—	—	(19,516)	—

3. 經營虧損

經營虧損經扣除／(計入)以下各項後列賬：

	二零零二年 千港元	二零零一年 千港元
投資物業之租金及管理費收入總額	(10,472)	(12,083)
減：開支	1,964	1,823
	(8,508)	(10,260)
售出存貨成本	38,743	28,386
員工成本(不包括董事酬金)	57,059	66,054
固定資產之減值虧損	9,394	7,543
出售固定資產(收益)／虧損	(959)	100
折舊		
自置固定資產	4,703	6,477
租賃固定資產	143	103
	4,846	6,580
減：撥充發展中物業之金額	(146)	(145)
	4,700	6,435
不可收回之銀行存款撥備	4,700	—
應收客戶之合約工程總額之撥備	347	11,935
呆壞賬撥備(不包括一項其他應收賬款)	7,031	47,744
重估買賣證券之未變現收益	(1,319)	(1,011)

4. 稅項

由於本集團本年度並無估計應課稅溢利，故並無作出任何香港利得稅撥備(二零零一年：無)。海外溢利之稅項乃以本年度估計應課稅溢利就本集團經營業務所在國家之現行稅率計算。

	二零零二年 千港元	二零零一年 千港元
香港利得稅		
本年度撥備	—	—
過往年度(超額撥備)／撥備不足	(338)	544
海外稅項	1,680	13,400
遞延稅項	(979)	—
	363	13,944

5. 股息

董事會不建議就截至二零零二年十二月三十一日止年度派發股息(二零零一年：無)。

6. 每股虧損

每股基本虧損乃按普通股股東應佔綜合虧損約136,854,000港元(二零零一年：373,734,000港元)及年內已發行股份之加權平均數772,181,783股(二零零一年：772,181,783股)計算。

由於年內並無存在任何具潛在攤薄效應之股份，故並無呈列每股攤薄虧損。

管理層討論及分析

業績

本集團截至二零零二年十二月三十一日止年度錄得之綜合營業額約為332,168,000港元，較上年度上升5%。年內錄得的經營虧損約128,522,000港元，較上年度374,072,000港元下降66%；股東應佔虧損則約136,854,000港元，較上年度下降63%。

年內，本集團集中整頓和鞏固現有業務，並無開展投資項目。不過，由於成功推行重組措施，各附屬公司均能有效地降低營運成本，令本集團之整體營運效益得以改善。因此，營業額較上年度為高。

業務回顧

本集團於二零零二年之業務因若干附屬公司遇到管理問題而受到影響，以下為本集團各業務之表現：

(一) 製造及貿易

工業油脂產品

積架石油化工集團有限公司及其附屬公司(「積架集團」)

積架集團於二零零二年之總營業額約為52,000,000港元，較上年度43,000,000港元上升21%。

積架集團之營業額中81%來自中國，18%來自香港，其餘來自東南亞各國。中國及香港之營業額分別錄得25%及3%之增長。

由於積架集團有效地進行控制成本及改善營運效率，令業務得以轉虧為盈，由二零零一年之淨虧損轉為錄得輕微純利。

積架集團於二零零二年積極拓展華中、華北及西北地區的內銷市場，從而鞏固上海、寧波、無錫、常州、蘇州、南京及西北之分銷網絡，同時又配合中國政府加速開發西部之政策，於西安、蘭州、重慶及成都等主要工業城市設立分銷網。此外，積架集團亦繼續進軍東南亞市場，繼二零零一年在新加坡及馬來西亞委任分銷商後，更於二零零二年在泰國及越南設立全新之分銷點，進一步擴大銷售網絡。

繼二零零一年五月直接日本頂級潤滑系列 —「日米株式會社」(Nichibei)全線產品於香港及中國之總代理權後，積架集團積極推廣「日米」產品系列，於回顧年度內，銷售迅速上升，較二零零一年高出約93%。

積架集團於來年在華南及香港市場之業務預計將跟隨歐美經濟逐步復甦而有穩定增長。另外，隨着中國入世，外資投入中國增加，生產商勢將為提高產品質素而增加使用高檔工業潤滑油，令積架集團前景更為明朗。

門類、木製品及木材綠料電子平台

銀豐集團有限公司及其附屬公司(「銀豐集團」)

銀豐集團二零零二年於製造及貿易業務之分類營業額約為29,000,000港元，其中售予銀豐集團之建築業務及對外銷售之營業額分別約為20,000,000港元及9,000,000港元，對外銷售額較二零零一年上升27%。雖然如此，銀豐集團不但未能於二零零二年錄得盈利，其於二零零二年之淨虧損更高於二零零一年年度之淨虧損。改善上述情況的辦法是嚴格控制其與營業額不相配之高生產成本及高行政開支，進一步執行管理層改革，節約

(三) 地產發展及管理

中環雲咸街29號東方有色大廈

二零零二年度東方有色大廈的出租率達91%，而租金收入和租客質素亦十分理想，為本集團帶來約10,000,000港元的租金收益，租客包括一些跨國企業駐港辦事處。

由於香港經濟呆滯，加上中環之商用物業日後供應大增及商用物業市道需求疲弱，本集團已於年內聘用信譽昭著之國際物業管理公司，以提供更佳之專業物業管理服務，並採取有效措施提高租賃及物業管理水平，以提高東方有色大廈之價值。

中國珠海海天花園項目

為對該發展項目作更完善之監控，本集團為珠海海天花園項目引入項目經理責任制，方式是委任一名香港建築專業顧問加入高級管理層，以加強該發展項目之整體管理工作。

珠海海天花園項目目前已完成地面以下結構工程的施工程序，並正向當地機構申報和辦理最終的工程驗查手續。完成有關檢查後，本集團將展開上蓋工程。

經過一段時間的調整，珠海的房地產市場已漸趨穩定。隨著珠三角、香港與澳門合作關係的不斷加強及港珠澳大橋的規劃，加上珠海獨有的地理優勢和優良的自然環境，本集團對針對高檔住宅及商業市場之海天花園的前景仍抱審慎態度。

珠海之物業市道乃有不足，區內對高檔商住物業之需求疲弱，且供應不絕，再加上一直以來都倚賴外來投資者不穩定之需求，故本集團能否從此項目為其股東賺取回報，有賴於項目發展各方面的規範和自律。

海天花園(第一期)預期於二零零四年九月落成。

(四) 基建項目投資

京城高速公路有限公司(「京城」)

京城的全資附屬公司京冠高速公路有限公司(「京冠」)於二零零零年六月十二日被香港高等法院勒令清盤。按京冠清盤人於二零零二年十二月十九日發出之公告，表示於二零零二年十二月十六日，京冠與Smart Watch Assets Limited 簽立了有關北京地區四個收費公路項目權益之買賣協議，據此，京冠以約1,560,000,000港元的代價出售京冠的權益予 Smart Watch Assets Limited。是項交易並已獲東加勒比海國家最高法院批准。本集團將設法維護本身的最終利益。

展望

縱使本集團預計前景理想，惟仍要注意，積架集團、銀豐集團、瑞和集團及多利加集團經營之業務均面對激烈競爭。根據以往累積之經驗，本集團得以制訂更審慎及保守之方針，專注本身之業務。展望未來，本集團除了要提高公司管治水平及節省成本措施外，更應着重開拓市場以提高集團整體投資回報率。近期在中國內地、香港及其他亞洲國家爆發之非典型肺炎將對區內經濟構成嚴重影響。總括而言，二零零三年將充滿考驗，而管理層為本集團股東提高投資價值時，亦會力求審慎行事。

流動資金及財務資源

本集團之財政狀況良好。於二零零二年十二月三十一日，資本與負債的比率(指借款總額與資產總值之比率)維持於14.3%(二零零一年：17.5%)。於二零零二年十二月三十一日，現金及銀行存款(包括已抵押存款)合共約為312,000,000港元(二零零一年：412,000,000港元)。

本集團透過各種方式獲得資金來源，以維持成本與其風險之間的平衡。於二零零二年十二月三十一日，除來自一般營運之資金、現金及銀行存款外，本集團亦透過銀行借款獲得資金約131,000,000港元(二零零一年：206,000,000港元)。

於二零零二年十二月三十一日，以人民幣列值之銀行借款約為39,000,000元人民幣(二零零一年：65,000,000元人民幣)，但並無以美元列值之銀行借款(二零零一年：5,000,000美元)，餘下之銀行借款乃以港元列值。除一筆29,000,000元人民幣之銀行借款外，本集團之銀行借款乃按浮動利率計息。

本集團之資本承擔乃由銀行借款提供部份資金。

財務風險及管理

本集團財務風險管理策略包括資金來源多元化、延長信貸期限及分散還款到期日。截至二零零二年十二月三十一日止年度，財務成本由二零零一年約9,000,000港元減至約8,000,000港元。

本集團於二零零二年十二月三十一日之借款總額約為134,000,000港元(二零零一年：約208,000,000港元)。借款須於下列期間償還：

	二零零二年 千港元	二零零一年 千港元
一年內	134,364	204,631
第二年	58	193
第三年至第五年	—	758
第五年後	—	2,423
	134,422	208,005

匯率浮動風險

本集團大部份交易均以港元、人民幣及美元列值。鑑於港元兌人民幣之匯率一直保持穩定，而且相信日後將繼續如是，故本集團並無採取任何對沖風險或其他措施。於二零零二年十二月三十一日，本集團並無面臨任何有關外匯合約、利息或貨幣掉期或其他金融衍生工具之重大風險。

集團資產抵押

於二零零二年十二月三十一日，本集團抵押若干投資物業、土地及樓宇，賬面值共約206,000,000港元(二零零一年：237,000,000港元)，作為本集團銀行信貸之抵押品。此外，本集團抵押約102,000,000港元(二零零一年：133,000,000港元)之定期存款，作為一般銀行信貸及發出履約保函之抵押品。本集團若干存貨乃以信託收據借款安排持有。

或然負債

於二零零二年十二月三十一日存在之或然負債如下：

(a) 本集團就有關建築合約之責任而向建築合約僱主提供之擔保約為16,000,000港元(二零零一年：93,000,000港元)。

	建築及工程合約 千港元	製造及貿易 千港元	物業租賃 千港元	物業發展 千港元	證券投資及買賣 千港元	抵銷項目 千港元	總額 千港元
銷售	—	19,516	—	—	—	(19,516)	—
	250,272	82,107	10,472	7,421	1,412	(19,516)	332,168
業績 分部業績	(91,845)	(7,125)	(19,355)	8,674	2,590	—	(107,061)
未分配之企業開支淨額							(21,461)
經營虧損							(128,522)
財務成本							(7,703)
稅項							(363)
少數股東權益							(266)
股東應佔虧損							(136,854)

截至二零零一年十二月三十一日止年度

	建築及工程合約 千港元	製造及貿易 千港元	物業租賃 千港元	物業發展 千港元	證券投資及買賣 千港元	抵銷項目 千港元	總額 千港元
收入							
外部客戶銷售	252,014	50,598	12,083	—	885	—	315,580
業務單位間之銷售	—	—	—	—	—	—	—
	252,014	50,598	12,083	—	885	—	315,580
業績 分部業績	(160,916)	(6,573)	(41,945)	(126)	(138,367)	—	(347,927)
未分配之企業開支淨額							(26,145)
經營虧損							(374,072)
財務成本							(8,731)
稅項							(13,944)
少數股東損益							23,013
股東應佔虧損							(373,734)

(b) 次要報告方式 — 地區分類

本集團業務遍佈全球，但主要於四個經濟地區經營業務。除少部份收入來自澳洲及其他東南亞國家外，香港及澳門和中華人民共和國(除香港及澳門以外)(「中國」或「中國內地」)為本集團所有業務之主要市場。

本集團之業務主要於四個地區經營：

香港及澳門：　建築及工程合約、製造及貿易、物業租賃及證券投資及買賣

中國：　建築及工程合約、製造及貿易及物業發展

澳洲：　物業發展

東南亞國家：　製造及貿易

於呈列地區分類的資料時，分類收入乃按客戶的所在地劃分。

截至二零零二年十二月三十一日止年度

	香港及澳門 千港元	中國 千港元	澳洲 千港元	東南亞國家 千港元	總額 千港元
對外銷售	193,797	130,530	7,421	420	332,168

截至二零零一年十二月三十一日止年度

	香港及澳門 千港元	中國 千港元	澳洲 千港元	東南亞國家 千港元	總額 千港元
對外銷售	142,401	173,179	—	—	315,580

利，其於二零零二年之淨虧損更高於二零零一年年度之淨虧損。改善上述情況的辦法是嚴格控制其與營業額不相配之高生產成本及高行政開支，進一步執行管理層改革，使銀豐集團之營運能賺取利潤。

銀豐集團於此業務之對外銷售營業額大部份來自中國。

由於銀豐集團於二零零二年仍受較高之生產成本影響，即使營業額有所上升，仍未能帶來盈利。不過銀豐集團之產品具市場需求，故將以不同門類為主導產品，而將其他木製品作為輔助產品。銀豐集團透過設立木材餘料電子平台，推動木製品製造廠進行商業配對，此舉有助該等廠商解決木材餘料的問題，同時運用銀豐集團既有的市場網絡，逐步由項目作主導轉向零售作主導，拓展毛利空間，提高盈利貢獻。

銀豐集團年內承接並完成了上海世貿濱江花園第一期木門及防火防盜門的供貨及安裝項目，令其本身之「百門門」品牌已經在中國高檔市場闖出了一定的知名度。

鑑於於二零零二年上海和珠江三角洲(「珠三角」)兩大區域的營業額大幅增長，銀豐集團將於二零零三年在多個具代表性的建材超市設點銷售「百門」品牌的門類。銀豐集團深信能配合有效的供應鏈管理及經營模式，由品牌建立、品牌及產品設計作主導，力爭使「百門門」於未來數年成為中國的知名品牌。

(二) 專業建築業務

銀豐集團

銀豐集團自二零零零年開始承接的多項建築及環保工程項目已陸續於二零零二年內完成，於專業建築業務之營業額較二零零一年上升90%。銀豐集團二零零二年於此業務之營業額約為38,000,000港元，手頭合約總額約10,000,000港元。

銀豐集團於此專業建築業務之營業額絕大部份來自香港。

為了減低對門類業務的依賴，銀豐集團於去年已先後開發多項建築相關業務，例如環保建材及工程項目，年內完成的消音噴塗工程主要為西鐵元朗及朗屏站。除了針對既定的目標市場外，銀豐集團亦已在北京、上海、深圳及廣州建立了銷售網絡，以擴大市場覆蓋面。

多利加工程集團有限公司及其附屬公司(「多利加集團」)

多利加集團於二零零二年之總營業額約為139,000,000港元，較上一年之93,000,000港元高出50%，手頭合約總額約為75,000,000港元。

多利加集團之營業額中12%來自中國，88%來自香港。雖然營業額有所增加，但仍未能於二零零二年轉虧為盈，其於二零零二年之虧損淨額與去年相約。為達到盈利，多利加集團將削減其高經營成本以增加其利潤並對管理問題進行認真的檢討。

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環保工程方面，於二零零二年中標的工程已有回報，香港政府及私人機構等均陸續向多利加集團訂購太陽能照明系統。至於熱能泵水系統亦已獲國內若干建築工程採用，可見多利加集團已成功打入國內若干市場。

瑞和集團工程有限公司及其附屬公司(「瑞和集團」)

瑞和集團於二零零二年之總營業額約為73,000,000港元，較二零零一年139,000,000港元下降47%，手頭合約總額約為112,000,000港元。

瑞和集團之營業額85%來自中國，15%來自香港。瑞和集團於二零零二年未能錄得盈利，基於瑞和集團於二零零二年強差人意的表現，本集團已對瑞和集團的管理問題進行認真的檢討。

瑞和集團在年內集中鞏固業務及進行債務重整。於步入二零零三年，瑞和集團若干成員公司已開始了建議進行的自願債務重整計劃。這些計劃是否成功則將取決於多個因素及有待批核。因此，於二零零二年香港玻璃幕牆及外牆安裝業務受到影響。在中國內地方面，北京大使公寓項目完工所賺取的收入足以為瑞和集團帶來營業額。此外，瑞和集團致力加強追回應收賬款及精簡行政架構，較上一年有效減低二零零二年的虧損。

上海金橋瑞和裝飾工程有限公司繼二零零一年完成上海科技館屋面工程後，將跟進上海市政府管轄的其他工程項目。

展望二零零三年，瑞和集團將試圖完成上述重組及對營運附屬公司作完善的管理，以進一步擴充業務及鞏固其在中國玻璃幕牆安裝業務之領導地位。這些改變有助瑞和集團藉著二零零八年北京奧運會及二零一零年上海世界博覽會之龐大建築市場機遇而受惠。

(a) 本集團就有關建築合約之責任而向建築合約業主提供之擔保約為16,000,000港元(二零零一年：93,000,000港元)。

(b) 本公司就若干附屬公司所獲之銀行信貸而向多間銀行提供企業擔保約107,000,000港元(二零零一年：255,000,000港元)。於二零零二年十二月三十一日，本公司就該等企業擔保於本公司之賬目作出撥備合共約97,000,000港元(二零零一年：98,000,000港元)。

(c) 本集團已承諾及履行為香港及中國多個客戶完成機電工程項目。就該等項目，本集團計有稅項債務。該等稅款可能引致日後潛在額外費用。由於無法可靠釐定可能出現之額外費用(倘有)，本集團並無為此作出撥備。董事會認為該事項並無對本集團造成任何財務方面的重大影響。

(d) 本集團有若干由第三方就若干合約工程提出索償之尚未完結訴訟，為數合共約12,000,000港元(二零零一年：12,000,000港元)，本集團並無作出撥備。董事會認為，該事項並無對本集團造成財務方面的重大影響。

僱員

於二零零二年十二月三十一日，本集團共聘用482名僱員(包括本公司之董事)。年內董事及僱員之酬金及福利總額約為64,000,000港元(二零零一年：71,000,000港元)。本集團之薪酬政策與市場慣例一致，並按照個別僱員之表現及經驗而釐定酬金。

購股權計劃

本公司之購股權計劃(「購股權計劃」)乃根據於一九九三年九月三十日通過之決議案採納，並自該日期起計有效期十年，採納購股權計劃之目的是與勵合資格參與者(即本集團之執行董事及僱員)對本集團之成就作出更大貢獻。購股權計劃之詳情載於本公司二零零二年年報內。

基於已在二零零一年九月一日生效之香港聯合交易所有限公司證券上市規則(「上市規則」)第十七章之新規定，本公司將在應屆股東週年大會上提呈決議案以採納新購股權計劃及終止現有購股權計劃之運作。

於二零零二年十二月三十一日，概無任何按購股權計劃授出而尚未行使之購股權。

暫停辦理股份過戶登記

本公司將由二零零三年五月二十三日(星期五)起至二零零三年五月二十九日(星期四)(包括首尾兩天)止期間暫停辦理股份過戶登記手續。如欲出席股東週年大會，所有股票連同已填妥之過戶表格(附於股票背面或分開遞交)最遲須於二零零三年五月二十二日(星期四)下午四時前交回本公司之香港股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901-5室。

最佳應用守則

本公司於截至二零零二年十二月三十一日止年度內已遵守上市規則附錄14所載之最佳應用守則，惟本公司之獨立非執行董事並無明確任期，但須根據本公司之公司細則於本公司之股東週年大會上輪席退任及重選連任。

審核委員會

本公司審核委員會目前成員包括三名獨立非執行董事即：馮紹波先生、鄭惠珠小姐及林浩先生。

購買、出售或贖回本公司上市證券

本公司或其任何附屬公司於本年度內概無購買、出售或贖回本公司之上市證券。

於聯交所網址公佈進一步資料

本公司根據上市規則附錄16第45(1)至45(3)段規定而須列載的財務及其他有關資料，將於適當時間在香港聯合交易所有限公司的網址內公佈。

承董事會命
王幸東
董事總經理

香港，二零零三年四月二十四日

網址：*http://www.onfem.com*

* *僅供識別*

股東週年大會通告

茲通告本公司謹訂於二零零三年五月二十九日星期四上午十時三十分假座香港灣仔港灣道一號會展廣場西南座星朝會七樓會議室舉行股東週年大會，以處理下列事宜：

1. 省覽截至二零零二年十二月三十一日止年度之經審核綜合賬目，董事會報告及核數師報告。
2. 重選退任董事及授權本公司董事會釐定董事之酬金。
3. 釐定董事人數之上限為十二名，並授權本公司董事會在該限額內委任新董事。
4. 續聘羅兵咸永道會計師事務所為來年度之核數師及授權本公司董事會釐定彼等之酬金。
5. 作為特別事項，考慮並酌情通過(不論作出修訂與否)以下決議案為普通決議案：

「動議：

待香港聯合交易所有限公司(「聯交所」)上市委員會批准根據新購股權計劃(其副本已提呈大會並已由大會主席簽署以資識別)(「新計劃」)可予授出之購股權獲行使時將予發行本公司股本中之股份上市及買賣後，

(a) 批准及採納新計劃之規則，並授權本公司董事會：

(i) 管理新計劃，據此將向合資格人士授出購股權以認購本公司之股份；

(ii) 不時修改及／或修訂新計劃之規則，惟有關修改及／或修訂須根據新計劃內有關修改及／修訂之條文作出；

(iii) 不時發行及配發根據新計劃項下之購股權獲行使時可予發行該等數目之本公司股份，而該發行及配發須受聯交所證券上市規則(「上市規則」)限制；

(iv) 進行實施新計劃可能需要或適當之一切事情及行動；及

(b) 待新計劃成為無條件後，本公司於一九九三年九月三十日採納之現有購股權計劃(「現有計劃」)將終止運作，且不會根據現有計劃授出其他購股權，惟現有計劃之條文在所有其他方面維持有效，以使先前根據現有計劃之條文而授出之任何購股權獲得行使，或按其條文所需之其他事宜有效，而根據現有計劃，於上述終止前授出之任何購股權(如有的話)應繼續有效及可予行使。」

6. 作為特別事項，考慮並酌情通過(不論作出修訂與否)以下決議案為普通決議案：

「動議：

(a) 在下文6(c)段之規限下，一般性及無條件批准本公司董事會於有關期間(定義見下文6(d)段)，行使本公司之一切權力以配發、發行及處理本公司股本中之額外股份，及訂立或發出可能需行使此等權力之售股建議、協議及購股權；

(b) 上文6(a)段之批准將授權本公司董事會於有關期間訂立或發出可能需於有關期間終結後始行使此等權力之售股建議、協議及購股權；

(c) 本公司董事會依據上文6(a)及6(b)段之批准所配發或同意有條件或無條件配發(不論其為依據購股權所配發者與否)之股本面值總額，不得超過(aa)本公司於本決議案通過當日之已發行股本面值總額百分之二十，及(bb)(如本公司董事會獲本公司股東另行通過普通決議案授權)本公司在通過是項決議案後購回之本公司股本面值總額(上限為相等於通過本決議案之日期本公司已發行股本面值總額百分之十)二者總和，惟因(i)配售新股(定義見下文6(d)段)，或(ii)按照本公司發行之任何認股權證或可兌換為本公司股份之任何證券之條款行使認購或兌換權，或(iii)按當時所採納之任何優先購股計劃或就向本公司及／或其任何附屬公司之行政人員及／或僱員授予或發行股份及／或可認購本公司股份之權利而採納之類似安排所發行者，或(iv)以配發股份代替就本公司股份派發之全部或部份股息之任何以股代息或類似安排除外；上述6(a)及6(b)段授予本公司董事會之批准須以此數額為限；及

(d) 就本決議案而言：

「有關期間」指由本決議案通過當日至下列任何一項最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 依法例規定本公司須予召開下屆股東週年大會之期限屆滿之日；或

(iii) 股東於股東大會上通過普通決議案撤銷或更改本決議案之授權；及

「配售新股」指本公司董事會於指定期間內，向於指定記錄日期名列股東名冊之股東按彼等於當日之持股比例提呈發售股份或其他證券之建議(惟本公司董事會有權就零碎股權或任何認可管制機構或任何證券交易所之法律限制或責任，作出其認為必要或權宜之豁免或其他安排)。」

7. 作為特別事項，考慮並酌情通過(不論作出修訂與否)以下決議案為普通決議案：

「動議：

(a) 在下文7(c)段之規限下，一般性及無條件批准本公司董事會於有關期間(定義見下文7(d)段)，按照所有適用法例及／或不時修訂之上市規則或任何其他證券交易所證券上市規則之規定並在其規限下，行使本公司所有權力在聯交所或本公司證券上市所在且獲香港證券及期貨事務監察委員會及聯交所就此認可之任何其他證券交易所購回本公司之股份(包括可贖回股份)；

(b) 上文7(a)段之批准將授權本公司董事會於有關期間以由本公司董事會釐定之價格為本公司購回其本身之股份；

(c) 本公司依據上文7(a)段購回之股本面值總額，不得超過本公司於本決議案通過當日之已發行股本面值總額百分之十，而上文7(a)及(b)段授予本公司董事會之批准亦須受此數額限制；

(d) 就本決議案而言：

「有關期間」指由本決議案通過當日至下列任何一項最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 依法例規定本公司須予召開下屆股東週年大會之期限屆滿之日；或

(iii) 股東於股東大會上通過普通決議案撤銷或更改本決議案之授權。」

8. 作為特別事項，考慮並酌情通過(不論作出修訂與否)以下決議案為普通決議案：

「動議在通過上文第7項決議案後，授權本公司董事會將按照上文第7項決議案所述由本公司購回本公司股本中之股份面值總額，加上本公司董事會依據上文第6項決議案可配發之股本面值總額，惟本公司購回之股本面值總額不得超過本公司於本決議案通過日期之已發行股本面值總額百分之十。」

9. 處理任何其他事項。

承董事會命
王幸東
董事總經理

香港，二零零三年四月二十四日

附註：

1. 凡有權出席上述大會及投票之股東，均有權委派一位或多位代表代其出席及在以數票形式進行投票時代其投票。受委代表毋須為本公司股東。
2. 代表委任表格連同授權簽署該表格之授權書或其他授權文件(如有)或經由公證人簽署證明之該等授權書或授權文件副本，須於大會或續會之指定舉行時間四十八小時前送達本公司之主要營業地點，地址為香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓，方為有效。
3. 本公司將由二零零三年五月二十三日星期五至二零零三年五月二十九日星期四止(包括首尾兩日)期間暫停辦理股份過戶登記手續。如欲出席上述通告召開之股東大會，所有股票連同已填妥之過戶表格(附於股票背頁或分開遞交)最遲須於二零零三年五月二十二日星期四下午四時正交回本公司之香港股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901-5室。